UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                      March                              , 2004
--------------------------------------------------------------------------------


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F   X          Form 40-F
                                 --------               --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                   No   X
                                 --------             --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of the earnings release of Frontline Ltd. (the "Company") dated February 29, 2004, for the year ended December 31, 2003.

FRONTLINE LTD.

FOR IMMEDIATE RELEASE

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2003 RESULTS

Frontline Ltd. reports net operating income before depreciation of $123.9 million and net income of $70.5 million for the fourth quarter of 2003. Earnings per share for the quarter were $0.96. Net operating revenues increased by 32 per cent compared with the immediately preceding quarter of 2003 due to strengthening in the tanker market. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $40,600, $32,600 and $27,900, respectively, compared with $28,200, $22,000 and $22,500, respectively in the third quarter.

Administrative expenses increased to $7.6 million in the fourth quarter, of which $4.1 million relates to a non-cash charge for stock option compensation costs. Net interest expense for the quarter was $20.3 million. Included in this amount is interest expense of $2.1 million incurred on the $580 million 8.5% Senior Notes issued by Ship Finance International Limited, a wholly-owned subsidiary of the Company, in December 2003 as discussed below. In the fourth quarter of 2003 the Yen continued to strengthen against the US Dollar, resulting in a foreign exchange loss of $5.1 million arising on the Yen debt in subsidiaries.

For the year ended December 31, 2003 the Company reports record highest annual earnings of net operating income before depreciation of $601.2 million and net income of $443.1 million. These results compares with net operating income before depreciation of $232.6 million and a net loss of $8.9 million in 2002. Earnings per share for 2003 were $5.92 and cash generated from operating activities was $524.7 million. The average daily TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers in 2003 were $42,300, $33,900 and $31,900, respectively. As of today Frontline has cash breakeven rates for VLCCs and Suezmaxes of $21,400 and $15,900, respectively.

Ship operating expenses, including drydockings, increased from $109.3 million in 2002 to $117.6 million in 2003, reflecting the increased size of the fleet. Administrative expenses increased from $12.8 million in 2002 to $17.9 million in 2003 primarily due to a non-cash charge of $5.5 million in 2003 in connection with employee stock options compared with a charge of $0.5 million in 2002.

Net interest expense for 2003 was $65.9 million compared with $58.3 million in 2002. This increase is due to several vessels put on capital leases in 2002 and 2003 plus the effect of the bond issue as discussed above. Other financial items for 2003 were positive $33.3 million, of which $22.1 million is attributable to the gain recorded on the Bank of Nova Scotia Equity Swap Line that was settled in June 2003. In 2003, the strengthening of the Yen against the US Dollar resulted in the recognition of an unrealized foreign exchange loss $17.2 million.

In the fourth quarter of 2003 the Company changed its estimate of the useful life of certain of its single hull vessels from 2017 to 2015. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by approximately $1.3 million and basic earnings per share by $0.02 for 2003.

In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. FIN 46R requires Frontline to consolidate any variable interest entities that are also considered to be "Special Purpose Entities" effective December 31, 2003. Variable interest entities that are not considered to be special purposes entities will need to be consolidated effective March 31, 2004 under the requirements of FIN 46R. The Company has a number of arrangements which may be considered to be variable interest entities under the provisions of FIN 46R and is in the process of making the determination as to whether it will be required to consolidate these entities. The significant arrangement that Frontline is evaluating is the call option held by its subsidiary, Golden Ocean Group Limited, to acquire all of the shares of Independent Tankers Corporation ("ITC") from Hemen Holding Ltd, a related party. ITC operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to BP and Chevron. Golden Ocean paid $10.0 million for the option in July 2003, which expires on July 1, 2010. The total book value of ITC's consolidated assets at December 31, 2003 was approximately $950 million and the Company's maximum exposure to loss is $10 million.

THE MARKET

In the fourth quarter of 2003, the tanker market experienced a strong increase during the last week of October, when Suezmax rates more than doubled to TCEs of approximately $40,000 and VLCC TCE rates exceeded $90,000. The market remained strong for the rest of the quarter, Suezmax rates leading the way to historical record high TCE levels of $100,000 during a short period in December, mainly explained by extensive congestion in the north and south bound Strait of Bosporus. As much as 5-7 per cent of the total Suezmax fleet was held up in this area during the last week of the quarter.

The VLCC market was mainly driven by crude imports to the United States exceeding 10 mbpd during the last week of October and continued growth of crude imports to Asia, in particular China. As a result, Middle East production increased to levels of about 23 mbpd. The oil demand forecasts from agencies, including IEA were upgraded during the quarter as oil demand for 2003 experienced its strongest growth in 15 years with an increase of 2.8 mbpd which is approximately 3.5 per cent for the 2003 calendar year.

The prices for second-hand tonnage and newbuilding have continued upwards in the quarter. Second-hand prices have been driven by the strong spot earnings and newbuilding prices driven by rising commodity prices and a tight yard situation. The development is likely to continue.

In 2004 we will see, for the first time in some years, an increase in the VLCC and Suezmax fleet. However, based on the continued strong growth in oil demand the balance should remain favourable. A strong increase in crude oil prices from today's level could change this picture.

CORPORATE AND OTHER MATTERS

In December 2003, Ship Finance International Limited, a newly formed wholly owned subsidiary of Frontline issued $580 million in 8.5% Senior Notes. In the first quarter of 2004, Ship Finance has used the proceeds of the note issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers from Frontline and has chartered each of the ships back to Frontline for most of the remaining life of each of the vessels. At December 31, 2003 the cash of $681.1 million recorded by the Company includes the proceeds of the note issue, which were held in escrow pending completion of the purchase transaction. These funds have subsequently been released from escrow.

On February 29, 2004, the Board declared a dividend of $4.50 per share. The record date for the dividend is March 12, 2004, ex dividend date is March 10, 2004 and the dividend will be paid on or about March 29, 2004. The dividend consists of $0.25 per share in normal quarterly dividend, $0.75 additional quarterly dividend and an extraordinary dividend of $3.50 per share resulting from the liquidity generated from the Ship Finance transaction. The decision to pay a $4.50 dividend is taken after thorough consideration of the Company's existing cash position and is further supported by the strong market development in 2004. After payment of the dividend at the end of March, Frontline is expected to have in excess of $540 million in cash, of which $250 million is restricted to support the Ship Finance charter payments. A continued strong market will support a high dividend payout also for the first quarter of 2004.

In the fourth quarter of 2003, the Company sold one of its VLCCs, Front Hawk, thereby generating net cash of $28 million.

During the fourth quarter of 2003, the Company issued 121,200 shares in connection with the exercise of employee share options and at December 31, 2003, 73,647,930 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and twelve months were 73,580,923 and 74,901,900, respectively (2002 - 76,456,000).

The registration statement for Ship Finance has been filed on a confidential basis with the United States Securities and Exchange Commission. A final clearance of the document is expected in April. It is Frontline's intention to immediately thereafter distribute 20 per cent of the shares in Ship Finance to the shareholders of Frontline. The Board will apply for a listing of the Ship Finance shares at the New York Stock Exchange. It is the Board's further intention that during 2004, Frontline shall divest all its shares in Ship Finance either through a straight sale or through further distribution to Frontline's shareholders. In this process the Board will also look for corporate opportunities where Ship Finance can be combined with other yield orientated assets companies within the marine sector.

Ship Finance will, based on the existing charters, have a free cash flow of a minimum of $200 million before debt repayment and $100 million after scheduled debt repayment. In addition, Ship Finance will receive 20 per cent of any earnings in excess of the agreed daily charter rates, being $25,575 for VLCCs and $21,100 for Suezmaxes. This excess has the last 5 years averaged approximately $30 million. With this strong cash flow Ship Finance should have a strong basis for growing the asset base as well as giving shareholders a good long-term yield on their investment. It is the Board's intention to make Ship Finance into an attractive long-term equity story.

OUTLOOK

Frontline has used the current strength in the bulk market to fix out most of the Company's OBO tonnage long term. Recently two of the OBO carriers have been fixed for three years charter starting in the end of 2004 at rates around $40,000 per day. These charter agreements strongly support the charter commitments in the Ship Finance transaction, and secure long-term earnings visibility.

The restructuring of Frontline into a chartering company, Frontline Ltd., and an assets company, Ship Finance, has now been successfully completed. The next step will be to make Ship Finance public. The Board is excited with the restructuring and are hopeful that it will create a competitive edge in order to grow both companies to the benefit of their owners.

The Tanker market has continued its strong development in the first months of 2004. Frontline has so far fixed more than 83 per cent of the VLCC capacity in the first quarter at TCE rates of $85,000, 65 per cent of the Suezmax capacity at $62,000 and 100 per cent of the Suezmax OBO capacity at $26,100. Even if the current market is somewhat lower than the levels achieved so far, the Board is pleased to report that the Frontline Group in the first quarter of 2004 is likely to achieve its best quarterly results ever.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, conditions in the debt and equity markets that may affect the proposed restructuring and other corporate actions and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 29, 2004
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


                              FRONTLINE GROUP FOURTH QUARTER REPORT (UNAUDITED)

   2002        2003       INCOME STATEMENT                                      2003        2002
  Oct-Dec     Oct-Dec     (in thousands of $)                                  Jan-Dec    Jan-Dec
(restated)                                                                                (audited)
    158,637    187,047    Net operating revenues                                817,220    416,521
     (1,968)    (2,700)   Gain (loss) from sale of assets                           436     (1,228)
     26,943     30,812    Ship operating expenses                               117,604    109,286
     21,365     22,042    Charterhire expenses                                   81,009     60,634
      3,140      7,602    Administrative expenses                                17,889     12,806
    105,221    123,891    Operating income before depreciation                  601,154    232,567
     35,980     38,655    Depreciation                                          146,907    136,891
     69,242     85,236    Operating income (loss) after depreciation            454,247     95,676
      5,239      1,737    Interest income                                         9,185     13,042
    (17,405)   (22,001)   Interest expense                                      (75,097)   (71,311)
       (873)     6,609    Share of results from associated companies             38,723    (10,711)
     12,556      4,001    Other financial items                                  33,264     (8,614)
     (3,353)    (5,100)   Foreign currency exchange gain (loss)                 (17,193)   (10,932)
     65,405     70,482    Income (loss) before taxes and minority interest      443,129      7,150
        (24)         5    Taxes                                                       3        (22)
          -          -    Cumulative effect of change in accounting                   -    (14,142)
                          principle
       (327)         -    Discontinued operations                                     -     (1,929)
     65,102     70,477    Net income (loss)                                     443,126     (8,899)

                          Basic Earnings (loss) Per Share Amounts ($)
      $0.85      $0.96    EPS from continuing operations before cumulative        $5.92      $0.09
                          effect of change in accounting principle
      $0.85      $0.96    EPS                                                     $5.92     $(0.12)

                          Income on timecharter basis ($ per day per ship)*
     30,900     40,600    VLCC                                                   42,300     22,500
     25,300     32,600    Suezmax                                                33,900     18,400
     24,200     27,900    Suezmax OBO                                            31,900     17,700


               * Basis = Calendar days minus off-hire. Figures
                         after deduction of broker commission

BALANCE SHEET                                                2003       2002
(in thousands of $)                                         Dec 31     Dec 31
                                                                      (audited)
ASSETS
Short term
Cash and cash equivalents (including restricted cash)        681,076    100,298
Other current assets                                                    132,707
                                                            160,566
Long term
Newbuildings and vessel purchase options                      18,412     27,405
Vessels and equipment, net                                 1,981,559  2,373,239
Vessels under capital lease, net                             459,695    264,902
Investment in associated companies                           212,571    119,329
Deferred charges and other long-term assets                   31,408     16,863
Total assets                                               3,545,287  3,034,743

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                             153,326    167,807
Current portion of obligations under capital lease            20,138     13,164
Other current liabilities                                     74,356     78,850
Long term
Long term interest bearing debt                            1,524,371  1,277,665
Obligations under capital lease                              458,263    259,527
Other long term liabilities                                   25,648     10,757
Minority interest                                                             -
Stockholders' equity                                       1,289,185  1,226,973
Total liabilities and stockholders' equity                 3,545,287  3,034,743


   2002        2003       STATEMENT OF CASHFLOWS                                 2003      2002
  Oct-Dec     Oct-Dec     (in thousands of $)                                  Jan-Dec   Jan-Dec
(restated)                                                                              (audited)

                          OPERATING ACTIVITIES
     65,102     70,477    Net income (loss)                                     443,126     (8,899)
                          Adjustments to reconcile net income to net cash
                          provided by operating activities
     36,949     38,654    Depreciation and amortisation                         146,907    142,154
      3,779      6,078    Unrealised foreign currency exchange (gain) loss       17,955     14,176
      1,466      2,700    Gain or loss on sale of assets                           (436)     4,337
        873     (6,609)   Results from associated companies                     (38,723)    10,711
     (3,190)    (3,729)   Adjustment of financial derivatives to market value   (28,180)     7,495
          -          -    Change in accounting principle                              -     14,142
      1,968      1,477    Other, net                                              2,377      1,968
    (57,666)   (13,176)   Change in operating assets and liabilities            (18,343)   (44,059)
     49,281     95,872    Net cash provided by operating activities             524,683    142,025

                          INVESTING ACTIVITIES
   (179,089)         -    Additions to newbuildings, vessels and equipment     (356,927)  (376,844)
     (9,944)   (74,882)   Advances to associated companies, net                 (90,147)   (20,010)
          -          -    Purchase of minority interest                               -     (6,822)
    103,661     83,461    Proceeds from sale of assets                          459,625    177,902
    (85,372)     8,579    Net cash provided by (used in) investing activities    12,515   (225,774)

                          FINANCING ACTIVITIES
    153,336    563,271    Proceeds from long-term debt, net of fees paid        661,092    380,294
   (144,055)  (117,598)   Repayments of long-term debt                         (465,313)  (341,959)
   (25,945)    (4,511)    Repayment of capital leases                          (13,134)   (92,838)
     68,167          -    Additions to capital leases                           218,844     68,167
          -    (96,190)   Dividends paid                                       (338,033)   (19,117)
          -      3,766    Issue of shares, net                                  (19,876)       223
     51,503    348,738    Net cash provided by (used in) financing activities    43,580     (5,230)

                          Net increase (decrease) in cash and cash
     15,412    453,189    equivalents                                           580,778    (88,979)
     84,886    227,887    Cash and cash equivalents at start of period          100,298    189,277
    100,298    681,076    Cash and cash equivalents at end of period            681,076    100,298


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                            Frontline Ltd.
                                                            --------------
                                                             (Registrant)




Date   March 5, 2004                   By /s/ Kate Blankenship
       -------------                          ----------------
                                              Kate Blankenship
                                       Secretary and Chief Accounting Officer





02089.0009 #469069